ADiTx Therapeutics, Inc.

 11161 Anderson Street

Suite 105-10014

Loma Linda, California 92354

November 2, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

RE:	ADiTx Therapeutics, Inc. Offering Statement on Form 1-A File No. 024-10825

Ladies and Gentlemen:

Pursuant to Rule 259 promulgated under the Securities Act of 1933, as amended, ADiTx Therapeutics, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Offering Statement on Form 1-A (File No. 024-10825), together with all amendments and exhibits thereto (collectively, the “Offering Statement”). The Offering Statement was originally filed with the Commission on March 30, 2018 and subsequently qualified on September 11, 2018.

The Offering Statement was filed in connection with a proposed offering by the Company of units (the “Units”) consisting of: (i) its common stock, and (ii) warrants to purchase common stock. The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined that the consummation of the offering cannot be completed at this time. No Units have been sold. The Company has since returned all offering proceeds received from investors.

The Company hereby requests an order granting the withdrawal of the Offering Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Offering Statement to the Company’s counsel, Sheppard, Mullin, Richter & Hampton LLP, Attention: Richard Friedman, 30 Rockefeller Plaza, New York, NY 10112 or by email at rafriedman@sheppardmullin.com.

If you have any questions or comments or require further information regarding this application of withdrawal of the Offering Statement, please do not hesitate to call or email Richard Friedman at (212) 634-3031 or rafriedman@sheppardmullin.com.

Sincerely,

ADiTx Therapeutics, Inc.

/s/ Amro Albanna
By: Amro Albanna
Title: Chief Executive Officer